Report Pursuant to SEC Rule 17a-5 and Report of Independent Registered Public Accounting Firm

Wolverine Execution Services, LLC
(An Illinois Limited Liability Company)

December 31, 2025

Filed as public pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65336

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Wolverine Execution Services, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

175 W. Jackson Blvd, Suite 200
(No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Judy Kula	312-884-3724	jkula@wolve.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSM US LLP
(Name – if individual, state last, first, and middle name)

30 S. Wacker Drive, Suite 3300	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

09/24/2003	49
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Judy Kula_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Wolverine Execution Services, LLC_____, as of 12/31_____, 2 025____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Judy Kula_____

Title:
Chief Financial Officer

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Contents

	Page





RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

Member of Wolverine Execution Services, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Wolverine Execution Services, LLC (the Company) as of December 31, 2025, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2016.

Chicago, Illinois
February 27, 2026

Wolverine Execution Services, LLC
(an Illinois limited liability company)
STATEMENT OF FINANCIAL CONDITION
December 31, 2025


ASSETS


Cash and cash equivalents	$ 38,640,044
Receivables from brokers, dealers and clearing organizations	61,463,066
Accounts receivable, net of allowance for credit losses of $265,588	40,043,409
Due from affiliates	17,819,920
Property and equipment, at cost, net of accumulated depreciation and amortization of $4,872,763	845,173
Other assets	10,000
TOTAL ASSETS	**$ 158,821,612**


LIABILITIES AND MEMBER'S EQUITY


Liabilities	
Due to affiliates	$ 82,907
Accounts payable and accrued expenses	71,546,300
Total liabilities	71,629,207
Member's equity	87,192,405
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$ 158,821,612**


The accompanying notes are an integral part of this statement.


Wolverine Execution Services, LLC
(an Illinois limited liability company)
NOTES TO FINANCIAL STATEMENT
December 31, 2025

NOTE A - ORGANIZATION AND NATURE OF BUSINESS

Wolverine Execution Services, LLC (the Company) was organized under the State of Illinois Revised Limited Liability Company Act on July 19, 2001.

The Company is a registered broker-dealer and was approved as a member of the National Association of Securities Dealers, Inc. (NASD) in November 2002. In July 2007, the NASD and the member regulation, enforcement and arbitration functions of the New York Stock Exchange merged to form the Financial Industry Regulatory Authority, Inc. (FINRA). In addition, the Company was approved as a member of the National Futures Association in September 2003. The Company is registered with the Commodity Futures Trading Commission (CFTC) as an introducing broker. The Company provides execution services for Wolverine Trading, LLC (the Parent) and other affiliates, as well as broker-dealers, registered investment advisors and institutional customers. The Company is a member of the Chicago Board Options Exchange, the International Securities Exchange, the Philadelphia Stock Exchange, National Futures Association, NYSE Amex, NYSE Arca, the Chicago Futures Exchange, the Chicago Board Stock Exchange, the MIAX Options Exchange, the Boston Options Exchange, NASDAQ, NASDAQ OMX, EDGX and BATS.

On September 26, 2012, the Company was approved by the Options Clearing Corporation (OCC) to act only as a clearing member that transfers confirmed trades or allocates positions to other clearing members and not to carry positions in its accounts with the OCC on a routine basis.

The Company is a wholly owned subsidiary of Wolverine Trading, LLC (the Parent).

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting year. Actual results could differ from these estimates.

Cash and cash equivalents

The Company is exposed to concentrations of credit risk. The Company maintains cash at a financial institution where the total cash balance is insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor, per bank. At times, the Company may maintain balances in excess of FDIC limits. The Company monitors this credit risk and has not experienced any losses related to these risks. Cash equivalents consist of a money market fund, which is considered to be a Level I fair value, valued at $3,766,785 as of December 31, 2025.

Property and Equipment

Property and equipment items are stated at cost less accumulated depreciation. Depreciation is computed over the estimated useful lives of the underlying assets using straight-line and accelerated depreciation methods.

Maintenance and repairs are expensed as incurred. Expenditures which materially extend the original lives of assets are capitalized and amortized over their useful lives.

Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price), in the principal or most advantageous market for the asset or liability, in an orderly transaction between market participants at the measurement date. In determining fair value, the Company may use various valuation approaches, including market, income and/or cost approaches. The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value is based upon quoted market prices. If listed prices or quotes are not available, fair value is based upon internally developed models that primarily use, as inputs, market-based or independently sourced market parameters, including but not limited to yield curves, interest rates, volatilities, equity or debt prices, and credit curves. Observable inputs are those that market participants would use in pricing assets or liabilities based on market data obtained from sources independent of the Company. The fair value hierarchy is categorized in three levels based on the inputs as follows.

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 - Valuations based on inputs, other than Level 1 prices, such as quoted active market prices for similar assets or liabilities, quoted prices for identical or similar assets in inactive markets, and model-derived valuations in which all significant inputs are observable in active markets.

Level 3 - Valuations based on inputs that are unobservable in the marketplace and significant to the overall fair value measurement.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of inputs that is significant to the fair value measurement.

The Company assesses the level of the financial instruments at each measurement date, and transfers between levels are recorded on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. There were no transfers during the year.

The Company's assets and liabilities recorded at fair value have been categorized based upon the fair value hierarchy.

Wolverine Execution Services, LLC
(an Illinois limited liability company)
NOTES TO FINANCIAL STATEMENT - CONTINUED
December 31, 2025

Income Taxes

The Company has elected to be treated as a disregarded entity for federal and state income tax purposes. Consequently, no provision or credit has been recorded for federal income taxes as the Company's income (loss) is directly taxable to the individual members to the parent.

A tax position is recognized as a benefit only if it is more likely than not that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% likelihood of being realized on examination. For tax positions not meeting the more likely than not test, no tax benefit is recorded. The Company applied the guidance to all tax positions for which the statute of limitations remained open. As of December 31, 2025, the Company had no material unrecognized federal or state tax benefits. There have been no material changes in unrecognized tax benefits during the current year. The Company did not have any material amounts accrued for interest and penalties as of December 31, 2025. Interest or penalties on income taxes, if incurred, are recognized on the statement of income. The Company is not subject to examination by United States federal and state tax authorities for tax years before 2022.

Credit Losses on Financial Assets

The Company evaluates all financial assets that are measured at amortized cost for credit losses under the Current Expected Credit Losses model. Financial assets evaluated include cash, receivables from broker-dealers and clearing organizations, and accounts receivable. Expected credit losses are measured based on historical experience, current conditions and forecasts that affect the collectability of the reported amount. The Company recorded $265,588 at December 31, 2025 for its current expected credit losses.

Recently Issued Pronouncements

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. ASU 2025-05 provides all entities with a practical expedient and entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from revenue transactions accounted for under Topic 606, Revenue from Contracts with Customers. ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. ASU 2025-05 is effective for the Company, on a prospective basis, for annual reporting periods beginning in 2026 and is not expected to have a significant impact on the Company's financial statements.

NOTE C - RECEIVABLE FROM AND EQUITY WITH OTHER BROKERS AND CLEARING ORGANIZATIONS

Goldman Sachs & Co. L.P. (Goldman Sachs); Bank of America Merrill Lynch (Merrill Lynch); the Options Clearing Corporation (OCC); the Depository Trust and Clearing Corporation (DTCC); Clear Street LLC (Clear Street); and RBC Capital Markets, LLC (RBC); and ABN AMRO Clearing USA LLC (ABN) act as clearing brokers or organizations for the Company under separate agreements. Cash on deposit with the clearing

brokers satisfies any existing margin requirements. Balances at clearing brokers consist of cash on deposit as of December 31, 2025.

In the event that a clearing broker becomes insolvent, recovery of the Company's funds might be limited to the equity capital of the respective clearing broker. In such an instance, the Company could incur losses to the extent that the recovered amount is less than the total cash and other property deposited with the clearing broker. The Company has not experienced any losses related to this risk.

NOTE D - RELATED PARTY TRANSACTIONS

As of December 31, 2025, the Company had payable balances of $81,595 to Wolverine Trading UK, Ltd. and $1,312 to Wolverine Trading Technologies, LLC, each of which is recorded as due to affiliates on the statement of financial condition. The Company had receivable balances of $17,811,260 from Wolverine Trading, LLC and $8,660 from Wolverine Asset Management, LLC, each of which is an affiliated entity through common ownership and recorded within due from affiliates on the statement of financial condition. The Company's receivable from the Parent includes the current obligation for customer rebate payables; the parent will satisfy the liabilities related to this activity. The Company also had a receivable balance of $8,977,005 from the Parent included in accounts receivable on the statement of financial condition. There is no interest expense provided on these unsecured advances, and repayments are to be made at the discretion of the Parent and affiliate as appropriate.

NOTE E - PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2025, are summarized as follows:

Infrastructure and computer hardware	$ 5,156,181
Furniture and fixtures	237,421
Leasehold improvements	324,334
Total cost of property and equipment	5,717,936
Less accumulated depreciation and amortization	(4,872,763)
Total property and equipment, net	$ 845,173

NOTE F – COMMITMENTS AND INDEMNIFICATIONS

The Company was an introducing and self-clearing broker as of December 31, 2025. All transactions for customers were settled on a fully disclosed basis with other broker-dealers. The Company held no customer accounts or positions as of December 31, 2025. In connection with these arrangements, the Company has guaranteed the performance of its customers and is contingently liable for the payment of securities purchased and the delivery of securities sold by customers. As such, the Company has required deposits of $100,000 with Goldman Sachs, $500,000 with Merrill Lynch, $50,000 with Clear Street, $250,000 with RBC and $100,000 with ABN, for the Company's customer activity, which can be in cash or securities. These deposits are included in receivables from brokers, dealers and clearing organizations on the accompanying statement of financial condition. The Company cannot determine the maximum exposure under these guarantees as the amount is contingent on the unfunded obligations of the customers and, accordingly, has not recorded a liability. In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

NOTE G - NET CAPITAL REQUIREMENTS

The Company is a broker-dealer subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). The Company has elected the "alternative method" under this rule whereby it is required to maintain "net capital" equal to the greater of $250,000 or 2 percent of "aggregate debits", as these terms are defined under Rule 15c3-1. As of December 31, 2025, the Company had a minimum net capital requirement of $250,000.

Adjusted net capital changes from day to day but, as of December 31, 2025, the Company had adjusted and excess net capital of $64,756,728 and $64,506,728, respectively, as calculated under Rule 15c3-1. The net capital rule might effectively restrict the withdrawal of capital.

The Company became a member of the OCC effective September 26, 2012. As of December 31, 2025, the Company had $34,342,782 of cash collateral to meet the OCC's deposit requirement of $33,017,288. The cash collateral is included within the receivables from brokers, dealers and clearing organizations on the accompanying statement of financial condition. The Company did not hold any customer security positions and therefore maintained zero account balances as of December 31, 2025.

The Company is also subject to the CFTC's minimum capital requirements under Regulation 1.17. Under these rules, the Company is required to maintain "adjusted net capital" equivalent to the greater of $45,000 or $3,000 per associated person. The Company's minimum net capital requirement is the greater of the requirement under Regulation 1.17 or Rule 15c3-1.

Wolverine Execution Services, LLC
(an Illinois limited liability company)
NOTES TO FINANCIAL STATEMENT - CONTINUED
December 31, 2025

NOTE H – SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of one service, executing trades on behalf of its customers and an affiliate. The Company has identified its Chief Operating Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business and to manage the Company. Additionally, the CODM uses excess net capital (see Note G), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

NOTE I - CONTINGENT LIABILITIES

In the normal course of business, the Company may be subject to various litigation, regulation and arbitration matters. When such matters arise, they are vigorously defended, and numerous meritorious defenses tend to exist. As of December 31, 2025, there is no outstanding litigation, individually or in the aggregate, that would have a material adverse effect on the Company's financial position, results of operations or cash flows.

NOTE J – CUSTOMER CONCENTRATION

For the year ended December 31, 2025, the Company had two major customers. A customer is considered major when the customer represents more than 10% of the total revenue for the year ended December 31, 2025 or total accounts receivable as of December 31, 2025. One major customer represents 13% of the total revenue for the year ended December 31, 2025, and a different major customer represents 10% of total accounts receivable as of December 31, 2025.

NOTE K - SUBSEQUENT EVENTS

In accordance with the provisions set forth by the FASB Accounting Standards Codification 855, *Subsequent Events,* management has evaluated subsequent events through February 27, 2026, the date the financial statements were available for issuance. Management has determined that there are no material events that would require adjustment to or additional disclosure in the Company's financial statements.